Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

InterContinental Hotels Group PLC

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder names in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Holding
State Street Nominees Limited	2,865,266
State Street Nominees Ltd.	69,510
BT Globenet Nominees Limited	162,126
Bank of New York	42,361
State Street Bank & Trust	51,929
Lloyds Bank Nominees Limited	586
Morgan Stanley Trust Co. Nominees Limited Bank	2,471
Bank of New York	1,000
Chase Nominees Ltd.	9,500
Chase Manhattan Bank London	4,066,264
Chase Nominees Ltd	854,874
Citibank	264,328
HSBC	881,474
Mellon Nominees Ltd	110,800
Chase Nominees Ltd	244,377
Bank of New York London	196,608
Bankers Trust	559,100
Chase Manhattan Bank London	1,697,534
Bank of New York London	2,028,693
Chase Nominees Ltd	36,444
Deutche Bank	463,804
Northern Trust	1,123,932
BNP Paribas	304,680
JP Morgan	756,126
State Street Bank & Trust	811,919
Mellon Nominees Ltd	21,467
State Street Nominees Ltd	539,198
Bank of New York Brussels	363,524
National Australia Bank	3,466
PICG	1,824
Chase Manhattan Bank AG Frankfurt	29,223
Brow Brothers Harriman	71,700
Northern Trust London	60,769
MSS Nominees Ltd	285,745
Nortrust Nominees Ltd	1,274,465
Morgan Stanley	431,428
HSBC Client Holdings Nominee (UK) Limited	1,130,800
KAS Associatie	3,366
Citibank	7,223
State Street Hong Kong	4,300

ADRs
HSBC	14,700
21,848,904

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of £1 each and equivalent ADRs

10) Date of transaction

17 March 2004

11) Date company informed

26 March 2004

12) Total holding following this notification

21,848,904 (including both ADR and ordinary shares)

13) Total percentage holding of issued class following this notification

2.96%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Catherine Springett 01753 410 242

16) Name and signature of authorised company official responsible for making this notification

Catherine Springett

17) Date of notification

29 March 2004

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